CENTRAL PLAINS BANCSHARES, INC.
221 South Locust Street
Grand Island, Nebraska 68801

August 10, 2023

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Central Plains Bancshares, Inc. Registration Statement on Form S-1 (Registration Number 333-272636) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Central Plains Bancshares, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on August 14, 2023 at 11:00 a.m., or as soon thereafter as is practicable.

Please contact Ned Quint of Luse Gorman, PC at (202) 274-2007 if you have any questions concerning this matter.

Very truly yours,

/s/ Steven D. Kunzman
Steven D. Kunzman
Chairman of the Board, President and Chief Executive Officer